Exhibit 99.1

Imperial Tobacco Group PLC delists from the New York Stock Exchange

Imperial Tobacco Group PLC (“Imperial Tobacco”) announces that on 2 September 2008 it filed Form 25 with the Securities and Exchange Commission (“SEC”) and provided a copy thereof to the New York Stock Exchange (“NYSE”) to effect its voluntary delisting from the NYSE.

The delisting will be effective 10 days after the filing of Form 25, on 12 September 2008. On 12 September 2008 Imperial Tobacco intends to file Forms 15 and 15F with the SEC to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

These filings will deregister and terminate Imperial Tobacco’s reporting obligations under the Exchange Act for its ADR programme and its $600 million Guaranteed Notes due April 1, 2009.

Upon filing Forms 15 and 15F Imperial Tobacco’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing. Imperial Tobacco reserves the right to delay or withdraw the filing of Forms 25, 15 and 15F for any reason prior to their effectiveness.

Imperial Tobacco intends to maintain its ADR facility as a Level I programme to enable investors to retain their ADRs, which will be traded on the over-the-counter market in the USA. Imperial Tobacco’s ordinary shares will continue to be traded on the London Stock Exchange.

Imperial Tobacco will continue to publish its Annual Report, Accounts and communications on its website:
www.imperial-tobacco.com

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 160 countries worldwide and currently has around 40,000 employees and 58 manufacturing sites.

Enquiries

Imperial Tobacco

Alex Parsons, Head of Corporate Communications

Telephone: +44 (0)117 933 7241

Simon Evans, Group Press Officer

Telephone: +44 (0)117 933 7375

Copies of our announcements are available on our website:  www.imperial-tobacco.com